Exhibit 21.1
Significant Subsidiaries of Coupang, Inc.

Subsidiary	Jurisdiction
Coupang Global LLC	Delaware, USA
Coupang Corp.	Korea
Coupang Pay, Ltd.	Korea
Coupang Fulfillment Services Ltd.	Korea
Coupang Logistics Service Ltd.	Korea